June 12, 2020
Via E-mail

Gary Simon, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza, 12th Floor
New York, NY 10004

       Re:     Broadway Financial Corporation
               PREC14A Preliminary Proxy Statement on Schedule 14A
               Filed June 9, 2020 by Commerce Home Mortgage, LLC; The Capital Corps,
                      LLC; TCC Manager, LLC; Sugarman Enterprises, Inc.; Steven
A.
                      Sugarman; Carlos Salas; and Antonio Villaraigosa
               File No. 001-39043

               Amendment No. 5 to Schedule 13D
               Filed May 29, 2020 by Commerce Home Mortgage, LLC et al. File No. 005-46823

Dear Mr. Simon:

       We have reviewed the above-captioned filings and have the following comments.

       Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendments to your filings and any information provided in response to these comments, we may have additional comments.

       If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement on Schedule 14A

General

1. Please ensure that your revised preliminary proxy statement includes page numbers. Refer to
   Exchange Act Rule 0-3(b).

2. We note that you filed this preliminary proxy statement just two weeks before the annual meeting. Given this timing and the issues raised in our comments below, please provide us with your analysis as to whether stockholders will have sufficient time to make an informed voting decision.
 Gary Simon, Esq.
Hughes Hubbard & Reed LLP
June 12, 2020
Page 2

3. Please revise the statements that each of the participants in the solicitation and your Nominee
   "may be deemed" to have shared voting power and thus beneficial ownership of the
   1,846,154 shares of Voting Common Stock owned by Commerce Home Mortgage to remove the uncertainty.

4. Refer to the following assertion: "Each of the participants named herein disclaims beneficial ownership of any Shares, except to the extent of his, her or its pecuniary interest therein."
   Please note that beneficial ownership is not determined based on pecuniary interest. Refer to
   Rule 13d-3(a). Please revise accordingly.

5. We note that you are recommending stockholders withhold votes for the two nominees named in the registrant's proxy statement, and that you have provided a space on the proxy card whereby stockholders may "withhold from all Company nominees except the nominee listed below." Please disclose the method by which "withhold" votes will be counted. Refer to Item 21(b) of Schedule 14A.

6. We note your disclosure that broker non-votes have no impact on the election of directors.
   Please revise to clarify the effect of broker non-votes with respect to each proposal.
   Specifically, indicate, if true, that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting regardless of whether such proposals are routine or not.

7. Please highlight, if true, that stockholders will be disenfranchised with respect to one board seat if they vote using your proxy card. Also, revise your proxy card to include this information.

8. We note that, as described in Amendment 5 to your amended Schedule 13D, Commerce
   Home Mortgage recently filed a lawsuit against Broadway Financial in the Superior Court of
   California in efforts to remedy alleged fiduciary breaches. Instruction 4 to
Item 103 of
   Regulation S-K requires that you disclose material proceedings in which the participants are adverse to the registrant. Refer to Item 7(a) of Schedule 14A.

9. Please advise us, with a view toward revised disclosure, of the specific line items of Schedule
   14A that the participants intend to satisfy by reference to Broadway Financial's definitive proxy statement through reliance upon Rule 14a-5(c). You must make a clear reference to the particular document containing such information.

Proposal #1

10. Revise to include the disclosure required by Item 401 of Regulation S-K. For example, disclose the positions Mr. Villaraigosa held with Banc of California and The Capital Corps,
    LLC.
 Gary Simon, Esq.
Hughes Hubbard & Reed LLP
June 12, 2020
Page 3

11. Specify the ways in which you believe Broadway Financial's Board would be enhanced if stockholders elect Mr. Villaraigosa to the Board. With respect to the "positive change" you believe he will bring, please provide sufficient detail about the change you seek.

12. Please supplementally provide us with support for your assertion that Mr. Villaraigosa has a
    "proven track record of finding solutions for the Los Angeles community and working with financial services businesses to fulfill this purpose."

13. We note your disclosure that your nominee "would not be barred from being considered independent under the independence requirements of The Nasdaq Stock Market LLC or the independence standards applicable to the Company under paragraph (a)(1) of
Item 407 of
    Regulation S-K ..." Please revise to disclose if Mr. Villaraigosa would be independent under the applicable standards.

Form of Proxy

14. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any "such other business."

Amendment No. 5 to Schedule 13D

15. Please tell us whether you intend to amend your Schedule 13D to reflect your nomination of
    Mr. Villaraigosa to the Board. If you have no plans to file an amendment, provide us with an analysis addressing why the nomination and your engagement in a solicitation does not constitute a material change within the meaning of Rule 13d-2. Refer also to Item 4(d) of
    Schedule 13D.
                                              * * *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin,
Special Counsel, at (202) 551-3444.


                                                              Sincerely,

                                                              /s/ Joshua
Shainess

                                                              Joshua Shainess
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions